UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October 2022

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bengaluru - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
INDEX TO EXHIBITS
EXHIBIT 99.1 EXHIBIT 99.2 EXHIBIT 99.3

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Infosys Limited (“we” or “the Company”) hereby furnishes the United States Securities and Exchange Commission with copies of the following information concerning our public disclosures regarding our results of operations and financial condition for the quarter ended September 30, 2022.

The following information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On October 13, 2022, we announced our results of operations for the quarter ended September 30, 2022. We issued press releases announcing our results under International Financial Reporting Standards ("IFRS"), copies of which are attached to this Form 6-K as Exhibit 99.2.

We have placed the form of release to stock exchanges concerning our results of operations for the quarter ended September 30, 2022 under Ind-AS. A copy of the release to stock exchanges is attached to this Form 6-K as Exhibit 99.3.

The Board of Directors of the Company amongst other matters, declared an interim dividend of 16.50/- per equity share and fixed October 28, 2022 as record date for interim dividend and November 10, 2022 as payout date.

The Board of Directors of the Company amongst other matters, also approved a proposal for the Company to buyback its own fully paid-up equity shares of face value of 5/- each (“Equity Shares”) from the equity shareholders of the Company (other than the promoters, the promoters group and persons in control of the Company), being 14.84% and 13.31% of its total paid-up capital and free reserves as on September 30, 2022 (on a standalone and consolidated basis, respectively) for an amount, payable in cash, aggregating up to 9,300 crore (Rupees Nine Thousand Three Hundred crore only) (“Maximum Buyback Size”) which is less than 15% of the aggregate of the total paid-up share capital and free reserves of the Company, based on the latest audited financial statements of the Company as at September 30, 2022 (on a standalone and consolidated basis), for a price not exceeding 1,850/- (Rupees One Thousand Eight Hundred and Fifty only) per Equity Share ("Maximum Buyback Price"), through the open market route through the Indian stock exchanges, in accordance with the provisions of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018 (as amended) ("Buyback Regulations”) and the Companies Act, 2013 and the rules made thereunder (“Buyback”).

A copy of the outcome of the board meeting is attached to this Form 6-K as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited

Date: October 13, 2022	Inderpreet Sawhney General Counsel and Chief Compliance Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	Outcome of the Board Meeting
99.2	IFRS USD press release
99.3	Form of Release to Stock Exchanges